PE
7-1-02

02047330

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of Registrant's Name Into English)

Researchpark Haasrode, Zone 1
Esperantolaan 9, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Exhibit 1 Press Release Announcing Second Quarter Results of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.
(Registrant)

Date: July 26, 2002

By: /s/ Antoon DeProft
Name: Antoon DeProft
Title: President

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EXHIBIT 1

ICOS

Contact:
Dominique Vercammen, Finance Manager
ICOS Vision Systems Corporation N.V.
Tel: 32 16 398 220
dominique.vercammen@icos.be

Jody Burfening / Kristine Hong
Lippert/Heilshorn & Associates, Inc.
212-838-3777
jks@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2002

Heverlee, Belgium – July 26, 2002 - ICOS Vision Systems Corporation N.V. (Nasdaq and Nasdaq Europe: IVIS), a world leader in vision solutions, today announced its financial results for the second quarter ended June 30, 2002.

Revenues for the three months ended June 30, 2002 were $7.9 million, representing an increase of approximately 93% over first quarter revenues of $4.1 million and an increase of approximately 27% compared to the $6.2 million reported for the second quarter of 2001. Income from operations for the second quarter of 2002 was $0.7 million versus an operating loss of $5.6 million for the second quarter of 2001. The company reported a net loss for the second quarter of 2002 of $0.56 million, or $0.05 per share, compared to a net loss of $3.26 million, or $0.31 per share, for the second quarter of 2001.

Included in the net loss for second quarter of 2002 is a foreign currency exchange loss of $1.4 million, due to the weakening of the US dollar versus the Euro, which is largely offset by a translation adjustment gain included in stockholders' equity.

Revenues for the six months ending June 30, 2002 were $12 million compared to $18.7 million for the same period in 2001. Loss from operations for the first six months of 2002 was $0.7 million compared to a loss from operations of $4.7 million for the same period last year. Net loss for the first six months of 2002 was $1.53 million, or $0.14 per share, compared to a net loss of $1.98 million, or $0.19 per share, for the first six months of 2001.

"Our performance this quarter was very strong as evidenced by revenue and operating profitability improvements both sequentially and in comparison to the same quarter last year. These results were also at the high end of our expectations for the quarter." said Anton DeProft ICOS' President and Chief Executive Officer. "This quarter marks the third consecutive period of revenue growth as we continue to gain market share for our component inspectors and benefit from an upward trend in order intake. In addition, we attained operating profitability for the first time since the first quarter of 2001 reflecting both revenue increases and lower operating expenses following last year's cost reduction programs."

"As planned, we introduced our latest CI-9250/9450 tray-to-tray system at the Semicon West 2002 tradeshow in San Jose, CA, last week, and we are on track with another major new product introduction during the second half of 2002 that we believe will further expand our addressable market."

Mr. DeProft concluded, "For the third quarter, we are expecting revenues to be sequentially higher, albeit at a more modest rate of increase than this quarter's near doubling of revenue, and operating income to continue to improve. We are in a stronger competitive position today than we were during the last semiconductor up-cycle with new customers and a broader product offering, reflecting our decision to continue investing during the downturn. For this reason, we believe we have a solid foundation for long term growth when our customers resume spending on capacity expansion."

The company also announced today that it has re-appointed 5 current directors for an additional 6-year term and appointed Anton DeProft as a new director for the company, bringing the total number of seats to 6. Jos Verjans was re-elected as chairman of the board.

ICOS is a leading worldwide developer and supplier of machine vision and inspection solutions primarily for use in the back-end semiconductor manufacturing and electronic assembly industries. The Company's two- and three-dimensional inspection products are used worldwide to inspect integrated circuits at various stages of their manufacturing process and to align electronic components and printed circuit boards. The Company has three product lines: board-level products to be integrated in die-bonding equipment and in pick-and-place machines, system-level products for integration in test handlers, molding equipment, trim-and-form equipment, marking systems, tape-and-reel equipment and other applications and stand-alone inspection machines. ICOS' headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong, Korea and Taiwan.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company's expected financial performance in the third quarter of 2002 and the balance of 2002, and any other statements about ICOS' plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company's competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company's dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company's SEC filings.

ICOS Vision Systems Corporation N.V. can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV
Consolidated Statements of Operations according to US GAAP
(in thousands of U.S. dollars, except for share and per share data)

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	7,895	6,214	12,000	18,663
Cost of goods sold	2,501	5,154	4,338	10,990
Gross profit	5,394	1,060	7,662	7,673
Operating expenses:				
Research & development	1,457	1,999	2,824	4,054
Selling, general & administrative	3,229	4,621	5,557	8,201
Amortization of goodwill	-	56	-	115
Total operating expenses	4,686	6,676	8,381	12,370
Income (loss) from operations	708	(5,616)	(719)	(4,697)
Other income (expense):				
Interest income	72	222	209	361
Other income (expense)	12	(3)	25	10
Foreign currency exchange gain (loss)	(1,360)	623	(1,136)	1,592
Net other income (loss)	(1,276)	842	(902)	1,963
Net loss before taxes	(568)	(4,774)	(1,621)	(2,734)
Income taxes	(10)	(1,519)	(96)	(752)
Net loss	(558)	(3,255)	(1,525)	(1,982)
Basic and diluted earnings per share	(0.05)	(0.31)	(0.14)	(0.19)
Weighted average number of shares	10,507,810	10,507,810	10,507,810	10,507,810

ICOS Vision Systems Corporation NV
CONSOLIDATED BALANCE SHEETS according to US GAAP
(in thousands of U.S. dollars)

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current Assets		
Cash and cash equivalents	27,259	18,411
Trade accounts receivable	5,870	3,142
Inventories	13,773	15,151
Other current assets	1,516	4,055
Total current assets	48,418	40,759
Net property and equipment	8,808	7,403
Other assets	6,446	4,772
Total Assets	63,672	52,934
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	2,645	1,868
Short term borrowings & current portion long term debt	236	113
Other current liabilities	3,874	4,309
Total current liabilities	6,755	6,290
Long term debt, excluding current portion	6,578	345
Other long-term liabilities	280	257
Total liabilities	13,613	6,892
STOCKHOLDERS' EQUITY		
Common stock	3,830	3,830
Additional paid-in-capital	24,323	23,992
Retained earnings	26,568	28,093
Accumulated other comprehensive income (loss)	(4,662)	(9,873)
Total stockholders' equity	50,059	46,042
Total liabilities and stockholders' equity	63,672	52,934